Issuer Free Writing Prospectus dated June 28, 2023

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated June 27, 2023 and

Registration Statement No. 333-271050

KODIAK GAS SERVICES, INC.

This free writing prospectus relates only to the shares of common stock described below and should be read together with the preliminary prospectus, subject to completion, dated June 27, 2023 (the “Preliminary Prospectus”), of Kodiak Gas Services, Inc. (the “Company”) relating to its initial public offering of common stock. The information in this free writing prospectus updates and supersedes the information in the Preliminary Prospectus to the extent that it is inconsistent therewith, or prepared based on assumptions that are inconsistent with the information below. All references to page numbers and captions correspond to the Preliminary Prospectus unless otherwise specified.

The following information updates the information contained in the preliminary prospectus.

Public Offering Price (per share):	$16.00

Common Stock Offered by Us:	16,000,000 shares (or 18,400,000 shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Common Stock Outstanding After this Offering:	75,000,000 shares (or 77,400,000 shares if the underwriters exercise in full their option to purchase additional shares of common stock).

Use of Proceeds:	We will receive net proceeds from this offering of approximately $230.4 million after deducting estimated expenses and underwriting discounts and commissions payable by us.

We intend to use the net proceeds from this offering, together with the proceeds resulting from the Term Loan Derivative Settlement and borrowings under the ABL Facility, to repay $300 million of borrowings outstanding under the Term Loan and fees relating to the Term Loan Transaction. In addition, any net proceeds resulting from the exercise of the underwriters’ option to purchase additional shares will be used for general corporate purposes, which may include repayments of borrowings under the ABL Facility. See “Use of Proceeds.”

The following restates the “Use of Proceeds” section in the Preliminary Prospectus.

USE OF PROCEEDS

We will receive net proceeds of approximately $230.4 million from the sale of the common stock by us in this offering after deducting estimated expenses and underwriting discounts and commissions payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate the net proceeds will be approximately $266.5 million after deducting estimated expenses and underwriting discounts and commissions payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our common stock, and facilitate our future access to the capital markets.

We intend to use the net proceeds from this offering, together with the proceeds resulting from the Term Loan Derivative Settlement and borrowings under the ABL Facility, to repay $300 million of borrowings outstanding under the Term Loan and fees relating to the Term Loan Transaction. In addition, any net proceeds resulting from the exercise of the underwriters’ option to purchase additional shares will be used for general corporate purposes, which may include repayments of borrowings under the ABL Facility. The maturity date of the Term Loan is September 22, 2028. The interest rate on borrowings under the Term Loan was 11.73% and 10.67% as of March 31, 2023 and December 31, 2022, respectively.

The following restates the “Capitalization” section in the Preliminary Prospectus in order to reflect the application of the net proceeds as described in “Use of Proceeds.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2023:

•	on an actual basis; and

•

on an as adjusted basis giving effect to (i) the Stock Split and (ii) the sale by us of 16,000,000 shares of our common stock in this offering at an initial offering price of $16.00 per share and the use of proceeds therefrom as set forth under “Use of Proceeds”.

The as adjusted information set forth in the table below is illustrative only and the as adjusted information will be adjusted based on the final terms of this offering. You should read the following table in conjunction with “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	As of March 31, 2023
	Actual		As Adjusted

	(in thousands)
Cash and Cash Equivalents	$14,000	(1)	$3,000	(2)(3)
Long-Term Debt
ABL Facility	1,804,955		1,878,222	(2)(3)(4)(5)
Term Loan	1,000,000		—	(3)(6)

Total Long-Term Debt	$2,804,955		1,878,222	(7)

Stockholder’s Equity:
Common Stock, $0.01 par value per share; 1,000 shares of Common Stock authorized, 100 shares of Common Stock issued and outstanding, actual; 750,000,000 shares of Common Stock authorized, 75,000,000 shares of Common Stock issued and outstanding, as adjusted	1		750
Additional Paid-in Capital	33,585		929,691	(2)(6)
Retained Earnings	183,850		159,316	(6)

Total Equity:	217,436		1,089,757

Total Capitalization	$3,022,391		$2,967,979

(1)	Reflects $2.8 million of offering expenses previously paid.
(2)

Reflects the distribution of $42.3 million of cash to a parent entity of Kodiak Holdings prior to the consummation of the initial public offering, which was funded with $11.0 million of cash on hand and $31.3 million of borrowings under the ABL Facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Parent Entity Distribution” for additional information.

(3)

Prior to and in connection with the Term Loan Transaction, the Company intends to complete the Term Loan Derivative Settlement for expected proceeds of between $22 million and $26 million. As of March 31, 2023, the value of such interest rate swaps and collars was $24.8 million. Prior to the offering, the Company may borrow the amount of the expected proceeds of the Term Loan Derivative Settlement on the ABL Facility and use the proceeds to partially fund the repayment of the Term Loan. The ABL Facility borrowings, if any, related to the Term Loan Derivative Settlement will be repaid upon the settlement of the termination of the applicable interest rate swaps and collars.

(4)

Reflects additional borrowings under the ABL Facility of $42.0 million, the proceeds of which will be used to fund the repayment of an equivalent amount of the Term Loan in connection with the Term Loan Transaction.

(5)

After the completion of this offering, we expect to have approximately $344 million of total availability under the ABL Facility and $124 million of availability taking into account the RP Availability Requirement (as defined herein). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Description of Indebtedness.”

(6)

Reflects the elimination of $1.0 billion of borrowings under the Term Loan as described in the section entitled “Use of Proceeds” and in connection with the Term Loan Transaction. Pursuant to the Term Loan Transaction, all of the Company’s and its subsidiaries’ remaining obligations under the Term Loan will be assumed by a parent entity of Kodiak Holdings, and the Company’s obligations thereunder will be terminated. Following the consummation of the Term Loan Transaction, the Company will no longer be a borrower or guarantor under, nor otherwise be obligated with respect to the debt outstanding under the Term Loan.

(7)	Total long-term debt excludes unamortized debt issuance costs.

The following restates the “Dilution” section in the Preliminary Prospectus.

DILUTION

Purchasers of the common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the common stock for accounting purposes. Our pro forma net tangible book value as of March 31, 2023 was approximately $416.6 million, or $7.06 per share of common stock. Pro forma net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock that will be outstanding immediately prior to the closing of this offering. After giving effect to the sale of 16,000,000 shares in this offering at an initial public offering price of $16.00 per share, and after deducting estimated discounts and commissions and offering expenses, our adjusted pro forma net tangible book value as of March 31, 2023 would have been approximately $647.0 million, or $8.63 per share. This represents an immediate increase in the net tangible book value of $1.57 per share to our existing stockholders and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $7.37 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering:

Initial public offering price per share		$16.00
Pro forma net tangible book value per share as of March 31, 2023	$7.06
Increase per share attributable to new investors in this offering	1.57

Adjusted pro forma net tangible book value per share		8.63

Dilution in adjusted pro forma net tangible book value per share to new investors in this offering		7.37

The following table summarizes, on an adjusted pro forma basis as of March 31, 2023, the total number of shares of common stock owned by existing stockholders and to be owned by the new investors in this offering, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by the new investors in this offering at $16.00, calculated before deducting of estimated discounts and commissions and offering expenses:

	Shares acquired		Total consideration		Average price per share
	Number	Percent	Amount	Percent
Existing stockholders	59,000,000	79%	$880,961,780	77%	$14.93
New investors in this offering	16,000,000	21%	$256,000,000	23%	$16.00

Total	75,000,000	100%	$1,136,961,780	100%	$15.16

Assuming the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by new investors will be increased to 18,400,000, or 24% on an adjusted pro forma basis as of March 31, 2023.

The following restates the “Unaudited Pro Forma Consolidated Financial Information” section in the Preliminary Prospectus.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated financial information reflects (i) the Stock Split, (ii) the sale by us of 16,000,000 shares pursuant to this offering and the application of the proceeds from this offering as described in the section entitled “Use of Proceeds,” at an initial public offering price of $16.00 per share, after deducting estimated expenses and underwriting discounts and commissions payable by us and (iii) the termination, pursuant to an assumption of the obligations under the Term Loans by a parent entity of Kodiak Holdings, as further described below, of our and our subsidiaries’ remaining obligations under the Term Loan (the “Term Loan Transaction” and collectively with the transactions described under the foregoing clauses (ii) and (iii), the “Offering Transactions”).

Pursuant to the Term Loan Transaction, all of the Company’s and its subsidiaries’ obligations under the Term Loan will be assumed by a parent entity of Kodiak Holdings, and the Company’s obligations thereunder will be terminated. All of the Company’s interest rate swaps and collars attributable to the Term Loan will also be terminated in connection with the Term Loan transaction (the “Term Loan Derivative Settlement”). Following the consummation of the Term Loan Transaction, the Company will no longer be a borrower or guarantor under, nor otherwise be obligated with respect to the debt outstanding under the Term Loan.

The unaudited pro forma consolidated balance sheet as of March 31, 2023 gives effect to the Offering Transactions as if they had occurred as of March 31, 2023. The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2023 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2022 give effect to the Offering Transactions as if they had occurred on January 1, 2022.

We have derived the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations from our unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2023 and our consolidated audited financial statements as of and for the year ended December 31, 2022, which are included elsewhere in this prospectus. The unaudited pro forma consolidated financial information was prepared in accordance with Article 11 of Regulation S-X.

The pro forma adjustments are based on available information and upon assumptions that management believes are reasonable in order to reflect, on a pro forma basis, the effect of the Offering Transactions on the historical financial information of Kodiak Gas Services, Inc. The adjustments are described in the notes to the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations.

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their over-allotment option.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these additional procedures and processes and, among other things, additional directors’ and officers’ liability insurance, director fees, additional expenses associated with complying with the reporting requirements of the SEC, transfer agent fees, costs relating to additional accounting, legal, and administrative personnel, increased auditing, tax, and legal fees, stock exchange listing fees, and other public company expenses. We have not included any pro forma adjustments relating to these costs in the information below.

The unaudited pro forma consolidated financial information is included for informational purposes only. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Offering Transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated statement of operations and balance sheet should be read in conjunction with the “Risk Factors,” “Prospectus Summary—Summary Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and our consolidated financial statements and related notes included elsewhere in this prospectus.

Unaudited Pro Forma Consolidated Balance Sheet

As of March 31, 2023

(in thousands)

	Kodiak Gas Services, Inc. (as reported)	Transaction Accounting Adjustments – IPO		Transaction Accounting Adjustments – Financing		Kodiak Gas Services, Inc. Pro Forma
Assets
Current assets
Cash and cash equivalents	$14,000	$256,000	(A)	$(258,033)	(D)	$3,000
		(22,733)	(B)	24,766	(E)
				(11,000)	(F)
Accounts receivable, net	118,483					118,483
Inventories, net	75,024					75,024
Fair value of derivative instruments	522					522
Contract assets	1,051					1,051
Prepaid expenses and other current assets	17,041	(7,166)	(B)			9,875

Total current assets	226,121	226,101		(244,267)		207,955
Property, plant, and equipment, net	2,486,721					2,486,721
Operating lease right-of-use assets	17,886					17,886
Goodwill	305,553					305,553
Identifiable intangible assets, net	129,994					129,994
Fair value of derivative instruments	46,884			(24,766)	(E)	22,118
Other assets	589					589

Total assets	$3,213,748	$226,101		$(269,033)		$3,170,816

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$35,260					$35,260
Accrued liabilities	81,589	(4,339)	(B)			77,250
Contract liabilities	64,717					64,717
Fair value of derivative instruments	—					—

Total current liabilities	181,566	(4,339)		—		177,227
Long-term debt, net of unamortized debt issuance cost	2,744,317			(942,214)	(D)	1,833,403
				31,300	(F)
Operating lease liabilities	13,853					13,853
Fair value of derivative instruments	—					—
Deferred tax liabilities	54,826					54,826
Other liabilities	1,750					1,750

Total liabilities	2,996,312	(4,339)		(910,914)		2,081,059
Stockholders’ equity:
Common shares	1	749	(C)			750
Additional paid-in capital	33,585	256,000	(A)	700,000	(D)	929,691
		(25,560)	(B)	(33,585)	(F)
		(749)	(C)
Retained earnings	183,850			(15,819)	(D)	159,316
				(8,715)	(F)

Total stockholders’ equity	217,436	230,440		641,881		1,089,757

Total liabilities and stockholders’ equity	$3,213,748	$226,101		$(269,033)		$3,170,816

Unaudited Pro Forma Consolidated Statement of Operations

For the Three Months Ended March 31, 2023

(in thousands, except share and per share amounts)

	Kodiak Gas Services, Inc. (as reported)	Transaction Accounting Adjustments – Financing		Kodiak Gas Services, Inc. Pro Forma
Revenues:
Compression Operations	$177,697	$—		$177,697
Other Services	12,415	—		12,415

Total revenues	190,112	—		190,112

Operating expenses:
Cost of operations (exclusive of depreciation and amortization shown below):
Compression Operations	62,770	—		62,770
Other Services	8,988	—		8,988
Depreciation and amortization	44,897	—		44,897
Selling, general and administrative expenses	13,085	1,623	(EE)	14,708
Long-lived asset impairment	—	—		—
Loss (gain) on sale of fixed assets	17	—		17

Total operating expenses	129,757	1,623		131,380

Income from operations	60,355	(1,623)		58,732
Other income (expenses):
Interest expense, net	(58,723)	25,586	(AA)	(34,641)
		(1,504)	(FF)
Unrealized (loss) gain on derivatives	(17,934)	5,966	(CC)	(11,968)
Other (expense) income	(31)			(31)

Total other expenses	(76,688)	30,048		(46,640)

Income before income taxes	(16,333)	28,782		12,449
Income tax (benefit) expense	(3,990)	6,044	(BB)	2,054

Net (loss) income	$(12,343)	$22,737		$10,394

(Loss) Earnings per share:
Basic and diluted	$(123,430.00)			$0.13
Weighted average shares outstanding
Basic and diluted	100			75,000,000

Unaudited Pro Forma Consolidated Statement of Operations

For the Year Ended December 31, 2022

(in thousands, except share and per share amounts)

	Kodiak Gas Services, Inc. (as reported)	Transaction Accounting Adjustments – Financing		Kodiak Gas Services, Inc. Pro Forma
Revenues:
Compression Operations	$654,957	$—		$654,957
Other Services	52,956	—		52,956

Total revenues	707,913	—		707,913

Operating expenses:
Cost of operations (exclusive of depreciation and amortization shown below):		—
Compression Operations	225,715	—		225,715
Other Services	41,636	—		41,636
Depreciation and amortization	174,463	—		174,463
Selling, general and administrative expenses	44,882	7,392	(EE)	52,274
Long-lived asset impairment	—	—		—
(Gain) loss on sale of fixed assets	(874)	—		(874)

Total operating expenses	485,822	7,392		493,214

Income from operations	222,091	(7,392)		214,699
Other income (expenses):
Interest expense, net	(170,114)	76,234	(AA)	(99,895)
		(6,015)	(FF)
Unrealized gain on derivatives	87,363	(45,149)	(CC)	42,214
Other income (expense)	17	(15,819)	(DD)	(15,802)

Total other expenses	(82,734)	9,251		(73,483)

Income before income taxes	139,357	1,859		141,216
Income tax expense (benefit)	33,092	390	(BB)	33,482

Net income	$106,265	$1,469		$107,734

Earnings per share:
Basic and diluted	$1,062,650.00			$1.44
Weighted average shares outstanding
Basic and diluted	100			75,000,000

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

1. Basis of Presentation

The unaudited pro forma consolidated financial information was prepared in accordance with Article 11 of Regulation S-X, and presents the pro forma financial condition and results of operations of the Company based upon the historical financial information after giving effect to the Offering Transactions and related adjustments set forth in the notes to the unaudited pro forma consolidated financial information.

The unaudited pro forma consolidated financial information does not reflect any management adjustments for expected effects of the Offering Transactions.

The unaudited pro forma consolidated balance sheet as of March 31, 2023, gives effect to the Offering Transactions as if they had occurred on March 31, 2023. The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2023 and the unaudited pro forma consolidated statement of operations for the year ended December 31, 2022, give effect to the transactions as if they had occurred on January 1, 2022.

Offering Transactions

The Company is offering 16,000,000 shares of common stock in this offering at an initial public offering price of $16.00 per share. The Company intends to use the estimated net proceeds from this offering of $230.4 million (net of underwriting discounts and commissions and estimated expenses and assuming the underwriters do not exercise their option to purchase additional shares of common stock), together with the proceeds resulting from the Term Loan Derivative Settlement and borrowings under the ABL Facility, to repay $300.0 million of borrowings outstanding under the Term Loan and fees relating to the Term Loan Transaction. Pursuant to the Term Loan Transaction, all of the Company’s and its subsidiaries’ obligations under the Term Loan will be assumed by a parent entity of Kodiak Holdings, and the Company’s obligations thereunder will be terminated. Following the consummation of the Term Loan Transaction, the Company will no longer be a borrower or guarantor under, nor otherwise be obligated with respect to the debt outstanding under the Term Loan.

2. Notes to Unaudited Pro Forma Consolidated Balance Sheet

The following adjustments were made related to the unaudited pro forma consolidated balance sheet as of March 31, 2023.

A. Reflects the effect on cash of gross offering proceeds to us of $256.0 million, based on the sale by the Company of 16,000,000 shares of common stock at an initial public offering price of $16.00 per share of common stock.

B. Reflects underwriting discounts and commissions of $15.4 million and estimated offering expenses of $10.2 million, which includes certain legal, accounting, and other related costs. The Company has incurred $7.2 million of offering expenses, of which $4.3 million is accrued on the balance sheet as of March 31, 2023.

C. Reflects the pro forma net adjustments of $0.7 million to common stock and additional paid-in capital.

D. Reflects the elimination of $1.0 billion of borrowings under the Term Loan (with a carrying value of $984.2 million) as described in the section entitled “Use of Proceeds” and in connection with the Term Loan Transaction. Of this amount, $258.0 million will be repaid in cash, $42.0 million will be funded with borrowings under the ABL Facility, and $700.0 million will be novated to a parent entity of Kodiak Holdings. Remaining unamortized debt issuance costs of $15.8 million were written off and an extinguishment fee of up to $14.0 million, as discussed in adjustment (DD). Based on proceeds, no extinguishment fee was paid.

E. Reflects the settlement of derivative assets of $24.8 million, which represents the value as of March 31, 2023 of the interest rate swaps and interest rate collars related to the borrowings being repaid, as discussed in adjustment (D).

F. Reflects a cash distribution of $42.3 million to a parent entity of Kodiak Holdings prior to the consummation of the initial public offering, of which $11.0 million will be funded with cash on hand and $31.3 million will be funded with borrowings under the ABL Facility. The distribution is a return of capital, with $33 million recorded in Additional paid-in capital and the remaining amount recorded in retained earnings.

3. Notes to Unaudited Pro Forma Consolidated Statement of Operations

The following adjustments were made related to the unaudited pro forma consolidated statement of operations for the three months ended March 31, 2023 and year ended December 31, 2022, respectively:

AA. Reflects the elimination of historical interest expense associated with the elimination of $1.0 billion of borrowings under the Term Loan, as discussed in adjustment (D).

BB. Represents the pro forma adjustment to taxes as a result of adjustments to the income statement, which was calculated using the statutory income tax rate of 21%.

CC. Reflects the elimination of historical change in value of derivative assets in the form of a loss of $6.0 million and a gain of $45.1 million for the three months ended March 31, 2023 and for the year ended December 31, 2022, respectively. This represents the change in fair value related to the interest rate swaps and interest rate collars held related to the borrowings being eliminated, as discussed in adjustment D.

DD. Reflects debt issuance costs that are written off and the extinguishment fee associated with the elimination of borrowings under the Term Loan, as discussed in adjustment (D). These charges are not expected to recur in the 12 months following Closing.

EE. Reflects share-based compensation expense in connection with the awards granted under the Omnibus Plan (as defined below). Some awards under this plan vest pursuant to service conditions while others vest pursuant to both service and performance conditions. For the purpose of this adjustment, we have assumed the performance conditions are probable of being met.

FF. Reflects the adjustment to record interest expense related to the amounts funded under the ABL Facility; interest expense was calculated as 8.21% of the sum of the increases resulting from financing adjustments (D) and (F).

4. Unaudited Pro Forma Net Income Per Share

Unaudited basic pro forma net income per share is computed by dividing pro forma net income attributable to common shares by the pro forma weighted average number of common shares outstanding during the period. Unaudited diluted pro forma net income per share is computed by dividing pro forma net income attributable to common shares by the weighted average number of common shares outstanding during the period after adjusting for the impact of securities that would have a dilutive effect on net income per share.

Pro forma net income per share—basic and diluted (in thousands except share and per share amounts)	For the Three Months Ended March 31, 2023	For the Year Ended December 31, 2022
Numerator:
Pro forma net income—basic and diluted	10,113	107,734

Denominator:
Weighted average number of shares outstanding—basic and diluted (1)	75,000,000	75,000,000

Net income per share—basic and diluted	$0.13	$1.44

(1)	Gives effect to the Stock Split.

The Company has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of: Goldman Sachs & Co. LLC Attention: Prospectus Department 200 West Street New York, NY 10282 Telephone: 1-866-471-2526 email: prospectus-ny@ny.email.gs.com; J.P. Morgan

Securities LLC Attention: Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 Telephone: (866) 803-9204 email: prospectus-eq_fi@jpmchase.com; Barclays Capital Inc. c/o Broadridge Financial Solutions 1155 Long Island Avenue Edgewood, NY 11717 Telephone: (888) 603-5847 Email: barclaysprospectus@broadridge.com. You may obtain a copy of the most recent amendment to the registration statement, which included the Preliminary Prospectus, at https://www.sec.gov/Archives/edgar/data/1767042/000119312523175964/d495641ds1a.htm.